TASEKO TO RELEASE YEAR END 2013 RESULTS

February 18 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will release its year end 2013 results after market close on Wednesday, February 19, 2014.

The Company will host a telephone conference call and live webcast on Thursday, February 20 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com.

Alternatively, a live webcast with the presentation slides can be accessed at tasekomines.com.

The conference call will be archived for later playback until February 28, 2014 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 53762148.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.